April 10, 2019

Michael J. Rispoli
Chief Financial Officer
Newmark Group, Inc.
125 Park Avenue
New York, New York 10017

       Re: Newmark Group, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 15, 2019
           Form 8-K
           Filed February 12, 2019
           File No. 001-38329

Dear Mr. Rispoli:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed On February 12, 2019

Exhibit 99.1
Initial Outlook For 2019, page 6

1. We note you provided 2019 outlook and outlook ranges for certain non-GAAP financial measures. In future filings, please provide the reconciliations required by Item 10(e)(1)(i)
      of Regulation S-K. To the extent you are relying on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B), please revise future filings to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to
      Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-
      GAAP Financial Measures.

       In closing, we remind you that the company and its management are responsible for the
 Michael J. Rispoli
Newmark Group, Inc.
April 10, 2019
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Wilson K. Lee,
Senior Staff Accountant, at (202) 551-3468 with any questions.



                                                          Sincerely,
FirstName LastNameMichael J. Rispoli
                                                          Division of
Corporation Finance
Comapany NameNewmark Group, Inc.
                                                          Office of Real Estate
and
April 10, 2019 Page 2                                     Commodities
FirstName LastName